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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SOVEREIGN BANCORP, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

845905108

(CUSIP Number)

James H. Bathon
Banco Santander Central Hispano, S.A.
c/o Banco Santander Central Hispano, S.A., New York Branch
45 East 53rd Street
New York, NY 10022
(212) 350-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845905108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banco Santander Central Hispano, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,630,664
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 117,630,664
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,630,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON CO

     This Schedule 13D/A constitutes the eighth amendment to the Schedule 13D originally filed by Banco Santander Central Hispano, S.A., a Spanish sociedad anonima (“Santander”), with the Securities and Exchange Commission (“SEC”) on June 9, 2006 (the “Statement”), amended by Amendment No. 1 filed by Santander with the SEC on June 16, 2006 (the “First Amendment”), Amendment No. 2 filed by Santander with the SEC on June 28, 2006 (the “Second Amendment”), Amendment No. 3 filed by Santander with the SEC on July 21, 2006 (the “Third Amendment”), Amendment No. 4 filed by Santander with the SEC on August 9, 2006 (the “Fourth Amendment”), Amendment No. 5 filed by Santander with the SEC on August 29, 2006 (the “Fifth Amendment”), Amendment No. 6 filed by Santander with the SEC on August 30, 2006 (the “Sixth Amendment”) and Amendment No. 7 filed by Santander with the SEC on March 8, 2007 (the “Seventh Amendment”, and together with the First Amendment, the Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment and Sixth Amendment, the “Amendments”) with respect to shares of the common stock, no par value per share (the “Shares”), of Sovereign Bancorp, Inc., a Pennsylvania corporation (the “Issuer”). Except as specifically amended by this Schedule 13D/A, the Statement, as amended by the Amendments, remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Statement, as amended by the Amendments.

Item 4. Purpose of Transaction.

     Item 4, paragraph 4 of this Statement is hereby amended by deleting the third sentence in the paragraph, which begins “Any Shares Santander may acquire in the Issuer in excess of 19.99% ....”

Item 5. Interest in Securities of the Issuer.

     Item 5(d) of this Statement is hereby amended and restated as follows:

     To the knowledge of Santander, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such 117,630,664 Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6, paragraph 2 under “Additional Share Purchases and the Voting Trust Agreement” of this Statement is hereby amended and restated as follows:

     Shares purchased by Santander in excess of 19.99% of the Issuer’s outstanding Shares are no longer required to be held by an unaffiliated trustee in a voting trust pursuant to the Voting Trust Agreement, dated as of May 31, 2007, by and among Santander, the Issuer and The Bank of New York, as trustee, previously attached to this Statement as Exhibit 5 (the “Voting Trust Agreement”). All shares previously held in such voting trust were released to Santander on June 6, 2007 upon satisfaction of the conditions for release set forth in the Voting Trust Agreement. Specifically, the Issuer’s shareholders approved the opting out of the Issuer from Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law (Pennsylvania’s control transaction statute) at the Issuer’s Annual Meeting held on May 3, 2007. As a result of such release of shares held in the voting trust, Santander has sole voting power over 100% of the Issuer’s shares that are beneficially owned by Santander. The Voting Trust Agreement and the trust created thereunder were terminated on June 6, 2007 in accordance with the terms of the Voting Trust Agreement.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Investment Agreement, dated as of October 24, 2005, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

     Exhibit 2: Registration Rights Agreement, dated as of October 24, 2005, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

     Exhibit 3: Amendment to Investment Agreement, dated as of November 22, 2005, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

     Exhibit 4: Second Amendment to Investment Agreement, dated as of May 31, 2006, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

     Exhibit 24: Power of Attorney appointing James H. Bathon as Attorney-in-fact pursuant to a meeting of the Executive Commission of Banco Santander Central Hispano on June 16, 2006 (incorporated by reference to the Statement as filed on July 21, 2006)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2007

Date

/S/ JAMES H. BATHON

Signature

James H. Bathon – Managing Director

(Name/Title)